Exhibit 99.4
FINAL AMENDING AGREEMENT
     THIS AGREEMENT (the “Final Amending Agreement”), which amends the Definitive Agreement (as defined below), is made as of July 4, 2008 between BCE Acquisition Inc. (f/k/a 6796508 Canada Inc.), a corporation incorporated under the laws of Canada, (the “Purchaser”) and BCE Inc., a corporation existing under the laws of Canada (“BCE” or the “Company”).
RECITALS
A.	The Purchaser and the Company entered into a definitive agreement, which was made as of June 29, 2007 and amended as of July 12, 2007 (as amended to date, the “Definitive Agreement”).
B.	Pursuant to Section 10.2 of the Definitive Agreement, the Definitive Agreement may be amended by mutual written agreement of the Parties.
C.	In furtherance of the transactions contemplated by the Definitive Agreement, and as contemplated by the Definitive Agreement, including the definition of “Outside Date” included therein, the Purchaser and the Company wish to extend the Outside Date and make certain other amendments to the Definitive Agreement in accordance with the terms and conditions of this Final Amending Agreement.
D.	The boards of directors of the Company and Bell Canada have determined that it is in the best interests of the Company and Bell Canada, respectively, subject to the terms of this Final Amending Agreement, to adopt, and have adopted, the 2008 Operating Plan (as defined in Section 2.1(h) below) and have appointed George Cope as the Chief Executive Officer of BCE and Bell Canada, respectively, effective July 11, 2008.
     NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:
ARTICLE 1
INTERPRETATION
Section 1.1 Definitions
     Capitalized terms used but not otherwise defined in this Final Amending Agreement shall have the meanings attributed to them in the Definitive Agreement. For greater certainty, each reference in the Definitive Agreement to “hereof”, “hereunder”, “hereby”, “this Agreement” and similar expressions shall, unless the context otherwise requires, from and after the date of this Final Amending Agreement, refer to the Definitive Agreement, as amended by this Final Amending Agreement.
Section 1.2 Interpretation Not Affected by Headings
     The division of this Final Amending Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Final Amending Agreement.
Section 1.3 Interpretation
     In this Final Amending Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. Whenever the words “include”,

“includes” or “including” are used in this Final Amending Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.
Section 1.4 Date for Any Action
     If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day. In this Final Amending Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.
Section 1.5 Entire Agreement
     This Final Amending Agreement and the Definitive Agreement and the agreements and other documents herein and therein referred to, and the Confidentiality Agreements (excluding, for greater certainty, any Rule 408 letters or agreements), constitute the entire agreement between the Parties pertaining hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties hereto, including for greater certainty the acknowledgment and consent letter dated September 11, 2007 between the Company and the Purchaser. Except as expressly amended hereby, the Definitive Agreement (including all schedules and exhibits thereto) is and shall remain in full force and effect, and this Final Amending Agreement shall operate as an amendment of the Definitive Agreement only to the extent set forth herein.
Section 1.6 Amended Guarantee
     The Parties acknowledge that in order to induce the Company to enter into this Final Amending Agreement, the Equity Sponsors have, contemporaneously with the execution and delivery of this Final Amending Agreement, executed and delivered to the Company an amendment to their previously delivered guarantee of certain of the obligations of the Purchaser under the Definitive Agreement.
Section 1.7 Statutory References, References to Persons and References to Contracts
     In this Final Amending Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Final Amending Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.
Section 1.8 Currency
     Unless otherwise stated, all references in this Final Amending Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

ARTICLE 2
AMENDMENTS TO THE DEFINITIVE AGREEMENT
Section 2.1 Definitions
(a)	The defined term “Final Order” in Section 1.1 of the Definitive Agreement is hereby deleted in its entirety and replaced with the following:

“Final Order” means the final order of the Court dated March 7, 2008 approving the Arrangement, provided such order is not under appeal and any rights of appeal in respect of such order have expired;

(b)	The defined term “Lenders” in Section 1.1 of the Definitive Agreement is hereby deleted in its entirety and replaced with the following:

“Lenders” means Deutsche Bank AG, Canada Branch, Citibank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank and/or their respective affiliates;

(c)	The defined term “Material Adverse Effect” in Section 1.1 of the Definitive Agreement is hereby deleted in its entirety and replaced with the following:

“Material Adverse Effect” means an effect that, individually or in the aggregate with other such effects, is or would reasonably be expected to be material and adverse to the financial condition, business or the results of operations of the Company and its Subsidiaries, taken as a whole, (treating for purposes of this definition the Bell Aliant Entities as Subsidiaries of the Company), except any such effect resulting from or arising in connection with: (a) any change in GAAP; (b) any adoption, proposal, implementation or change in Applicable Law or any interpretation thereof by any Governmental Authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (d) any change affecting any of the industries in which the Company or any of its Subsidiaries operate; (e) any natural disaster; (f) the execution, announcement or performance of the Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their employees, financing sources, bondholders or shareholders; (g) any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade; (h) the Company ceasing to be a “qualified corporation” for purposes of the Telecommunications Regulations, or ceasing to be a “Canadian” for purposes of the Radiocommunication Regulations, or ceasing to be a “Canadian” for purposes of the Direction or ceasing to be in compliance with the Direction; (i) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (j) [intentionally omitted]; (k) any actions taken (or omitted to be taken) upon the request of the Purchaser; (l) any action taken by the Company or any of its Subsidiaries which is required pursuant to the Agreement; or (m) the implementation of the 2008 Operating Plan; provided, however, that with respect to clauses (c), (d) and (e), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company and/or its Subsidiaries operate, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

(d)	The defined term “Outside Date” in Section 1.1 of the Definitive Agreement is hereby deleted in its entirety and replaced with the following:

“Outside Date” means December 11, 2008;

(e)	The defined term “Permitted Dividend” in Section 1.1 of the Definitive Agreement is hereby deleted in its entirety and replaced with the following:

“Permitted Dividend” means, in respect of any Preferred Share, a dividend in an amount and with a payment frequency as provided for or contemplated by the terms of such Preferred Share, including as such dividend rate may be reset by the Company from time to time as required by the terms of such Preferred Share, in each case with customary record and payment dates;

(f)	For purposes of Section 5.1 of the Definitive Agreement, the term “Company Disclosure Letter” means the Company Disclosure Letter or the Supplemental Company Disclosure Letter.

(g)	The defined terms “Commitment Letter”, “Marketing Period”, “Required Information”, and “Required Information Schedule” are deleted from Section 1.1 of the Definitive Agreement.

(h)	The following new definitions are added to Section 1.1 of the Definitive Agreement in the correct alphabetical order:

“2008 Operating Plan” means the operating plan dated July 4, 2008 that the boards of directors of the Company and Bell Canada have adopted, a copy of which has been delivered to the Purchaser by the Company’s letter dated the date hereof, with such changes or modifications thereto from time to time only as the Board may, in the exercise of its fiduciary duties upon the advice of counsel, determine are necessary or in the best interests of the Company;

“Final Amending Agreement” means the final amending agreement made as of July 4, 2008 between the Purchaser and the Company;

“Purchaser Financing Documents” means (i) that certain executed Credit Agreement, dated as of July 4, 2008, by and among the Purchaser and the Lenders; (ii) that certain executed Purchase Agreement and related description of notes, dated July 4, 2008, by and among the Purchaser, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Greenwich Capital Markets, Inc. and TD Securities (USA) LLC; (iii) executed copies of all related hedging agreements entered into by the Purchaser, which consist of (A) those certain ISDA Master Agreements (Multicurrency-Cross Border), Schedules thereto and Confirmations evidencing hedging obligations, each dated as of July 4, 2008, and (B) that certain Hedge Commitment Letter dated as of July 4, 2008, and an Addendum to the Hedge Commitment Letter dated as of July 4, 2008, by and among the Purchaser,

Citibank, N.A., Deutsche Bank AG New York Branch and The Royal Bank of Scotland plc.; and (iv) any other instruments, agreements or documents contemplated by each of the aforementioned agreements, including, without limitation, guarantees, security agreements, pledge agreements, mortgages and any other related agreements and all agreements or instruments constituting exhibits to any of the aforementioned agreements; and

“Supplemental Company Disclosure Letter” means the disclosure letter dated July 4, 2008 regarding the Agreement that has been delivered by the Company to the Purchaser;
Section 2.2 Articles of Arrangement
     Section 2.8 of the Definitive Agreement shall be deleted and replaced in its entirety with the following:
     “Section 2.8 Articles of Arrangement and Effective Date
     The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the Plan of Arrangement. On the earlier of (i) December 11, 2008, or (ii) the Business Day designated by the Purchaser by notice in writing (the “Closing Notice”) (which shall be not less than five Business Days after the Closing Notice) on which the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date) set forth in Article 8 have been satisfied (or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is), unless the Company has advised the Purchaser within one Business Day after receipt of the Closing Notice that the Company believes such conditions may not be so satisfied or waived and has provided particulars thereof, the Articles of Arrangement shall be filed by the Company with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, Québec, or at such other location as may be agreed upon by the Parties.”
Section 2.3 Representations and Warranties of the Company
     Except as disclosed in (i) the Company Filings filed before the date of the Definitive Agreement or (ii) the Company Disclosure Letter, the Company represents and warrants to the Purchaser as follows:
(a)	Authority Relative to Final Amending Agreement. The execution, delivery and performance by the Company of this Final Amending Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by the Board and no other corporate proceedings on the part of the Company or its shareholders are necessary to authorize this Final Amending Agreement or the transactions contemplated hereby. This Final Amending Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b)	Governmental Authorization. Subject to the filings contemplated by Section 7.1.1 of the Definitive Agreement, as amended pursuant to this Final Amending Agreement, the filing of the Articles of Arrangement in accordance with Section 2.8 of the Definitive

Agreement, and other than for filings that have already been made, the execution, delivery and performance by the Company of this Final Amending Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than compliance with any applicable Securities Laws, stock exchange rules and policies and any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Final Amending Agreement and the consummation of the transactions contemplated by the Plan of Arrangement will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of the Company, (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (b) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	No Breach of Covenants and Representations. To the knowledge of the Company, as of the date of this Final Amending Agreement, there is no fact, event or circumstance that constitutes, or could reasonably be expected to result in, a breach of any of the covenants and/or representations and warranties of the Purchaser Parties in the Definitive Agreement, and the conditions to closing set out in Section 8.1 and Section 8.3 of the Definitive Agreement (other than conditions that are satisfied by their nature at the Effective Time and other than the deposit by the Purchaser pursuant to Section 2.9 of the Definitive Agreement, prior to the filing by the Company of the Articles of Arrangement with the Director, of sufficient funds in escrow to complete all of the transactions contemplated by the Plan of Arrangement) have been satisfied.

(e)	Representations.
(i)	As of the date hereof, the representations and warranties of the Company set forth in the Definitive Agreement are true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as though made on and as of the date hereof (except for representations and warranties made as of a specified date, which were true and correct as of such specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect.

(ii)	As of the date hereof, the representations and warranties of the Company set out in paragraphs (b), (e) and j(ii) and (aa) of Schedule E of the Definitive Agreement are true and correct in all material respects as though made on and as of the date hereof (except for representations and warranties made as of a specified date, which were true and correct in all material respects as of such specified date), other than where such variations result from actions expressly permitted by Section 5.1 of the Definitive Agreement, without having given effect to this Final Amending Agreement.
(f)	Opinion of Financial Advisors. As of the date hereof, the Board has received opinions of certain of its Financial Advisors to the effect that, as of the date hereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Consideration to be paid pursuant to the Arrangement is fair to the Common Shareholders from a financial point of view.
     The representations and warranties of the Company contained in this Final Amending Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Definitive Agreement, as amended by this Final Amending Agreement, is terminated in accordance with its terms.
Section 2.4 Amendment to the Representations and Warranties of the Purchaser
(a)	Section (f) of Schedule F of the Definitive Agreement is amended by (i) deleting the use of the term “Commitment Letter” and replacing it with the term “Purchaser Financing Documents” and (ii) by deleting the text in the first sentence starting with “Prior to” and ending with “(the “Equity Commitment Letters”) dated June 29, 2007” and replacing it with the following text: “Prior to the execution and delivery of the Final Amending Agreement, the Purchaser has delivered to the Company true and complete copies of the following agreements or commitment letters: (i) the Purchaser Financing Documents (other than those documents referred to in subsection (iv) of the definition of Purchaser Financing Documents, which shall be delivered by the Purchaser to the Company prior to the Effective Date), and (ii) equity commitments pursuant to executed equity commitment letters, dated June 29, 2007, as amended on July 4, 2008 (the “Equity Commitment Letters”),”.

(b)	Section (k) of Schedule F of the Definitive Agreement is hereby amended and restated in its entirety as follows:

“(k) Guarantee. Concurrently with the execution of the Final Amending Agreement, the Purchaser has caused each of the Equity Sponsors to execute and deliver to the Company a letter agreement between the Equity Sponsors and the Company dated July 4, 2008, which letter agreement amends the guarantee, dated June 29, 2007, by the Equity Sponsors of the obligations of the Purchaser under this Agreement (such guarantee, as amended by such letter agreement, the “Guarantee”), and, as of the date of the Final Amending Agreement, the Guarantee is in full force and effect and, subject to the express qualifications in the Guarantee, is a valid, binding and enforceable obligation of each Equity Sponsor, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Equity Sponsor under such Guarantee.”

(c)	Section (l) of Schedule F of the Definitive Agreement is hereby amended and restated in its entirety as follows:

“(l) Finders’ Fees. Except for Citi Global Investment Banking, Deutsche Bank AG, TD Securities Inc. and Morgan Stanley & Co. Incorporated, whose fees will be paid by the Purchaser and/or the Purchaser Parties, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or any of the Purchaser Parties who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.”
Section 2.5 Representations and Warranties of the Purchaser
     The Purchaser represents and warrants to the Company as follows:
(a)	Authority Relative to Final Amending Agreement. The execution, delivery and performance by the Purchaser of this Final Amending Agreement and the consummation by the Purchaser of the transactions contemplated hereby are within the corporate powers of the Purchaser and have been duly authorized, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Final Amending Agreement or the transactions contemplated hereby. This Final Amending Agreement constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

(b)	Governmental Authorization. Subject to the filings contemplated by Section 7.1.1 of the Definitive Agreement, as amended pursuant to this Final Amending Agreement, the filing of the Articles of Arrangement in accordance with Section 2.8 of the Definitive Agreement, and other than for filings that have already been made, the execution, delivery and performance by the Purchaser of this Final Amending Agreement and the consummation by the Purchaser of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than compliance with any applicable Securities Laws and any actions or filings the absence of which would not reasonably be expected to materially or adversely impair the ability of the Purchaser to complete the transactions contemplated by the Definitive Agreement, as amended by this Final Amending Agreement, on or prior to the Outside Date.

(c)	Non-Contravention. The execution, delivery and performance by the Purchaser of this Final Amending Agreement and the consummation of the transactions contemplated by the Definitive Agreement do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Purchaser, (ii) assuming compliance with the matters referred to in paragraph (b) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled under any provision of any material contract to which the Purchaser is a party or by which it or any of its properties or assets may be bound; or (iv) result in the creation or imposition of any Lien on any material asset of the Purchaser, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to materially impede or delay the ability of the Purchaser to consummate the transactions contemplated by the Definitive Agreement, as amended by this Final Amending Agreement.

(d)	No Breach of Covenants and Representations. To the knowledge of the Purchaser, as of the date of this Final Amending Agreement, there is no fact, event or circumstance that constitutes, or could reasonably be expected to result in, a breach of any of the covenants and/or representations and warranties of the Company in the Definitive Agreement, and the conditions to closing set out in Section 8.1 and Section 8.2 of the Definitive Agreement (other than conditions that are satisfied by their nature at the Effective Time) have been satisfied.
(e)	Representations. As of the date hereof, the representations and warranties of the Purchaser set forth in the Definitive Agreement, as amended pursuant to this Final Amending Agreement, are true and correct in all material respects as though made on and as of the date hereof (except for representations and warranties made as of a specified date, which were true and correct as of such specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which are true and correct in all respects).
     The representations and warranties of the Purchaser contained in this Final Amending Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which the Definitive Agreement, as amended by this Final Amending Agreement, is terminated in accordance with its terms.
Section 2.6 Conduct of Business
(a)	The first and second sentences of the preamble to Section 5.1 of the Definitive Agreement are amended by adding the text “, as modified by the 2008 Operating Plan,” following the text “(ii) the Company’s 2008 business plans which are approved by the Board, acting in good faith and following reasonable consultation with the Purchaser that are consistent in all material respects with the 2008 forecasts provided to the Purchaser Parties at the management presentation held on June 7, 2007 and the related documents provided in the Data Room”.

(b)	Notwithstanding Section 5.1(d)(ii) of the Definitive Agreement, the Company agrees that from and after the date hereof, it will not issue any Options.

(c)	For greater certainty, the Purchaser confirms that it has consented to the adoption and implementation of the 2008 Operating Plan.

(d)	The following section is added to the Definitive Agreement as Section 5.1.1:

“Section 5.1.1 2008 Operating Plan
(1)	The Chief Executive Officer shall, in accordance with the Chief Executive Officer Position Description of the Company, remain directly accountable to the Board for all activities of the Company (and, as Chief Executive Officer of Bell Canada, to the board of Bell Canada for all activities of Bell Canada), in the context of the boards’ responsibility for the supervision of the management of the business and affairs of the Company and Bell Canada, except for such matters (other than the implementation of the 2008 Operating Plan as described below) with respect to which the Board or the board of Bell Canada, in light of its fiduciary duties (and upon advice of counsel), may determine is in the best interests of the Company or Bell Canada, respectively, to delegate authority to other officers. If the Board or the board of directors of Bell Canada, respectively, determines in good faith that it is no longer in the best interests of the Company or Bell Canada that George Cope continue to serve as the Chief Executive Officer of that corporation (or to revoke the appointment of George Cope as

Chief Executive Officer prior to the effective date of such appointment), then prior to effecting any such revocation or dismissal (or constructive dismissal, it being agreed that no constructive dismissal shall have occurred for the purposes of this Agreement until the Board has been notified in writing of an allegation of constructive dismissal and the specific details thereof and such situation is not remedied promptly, and in any event within 15 days thereafter) it will consult with the Purchaser in good faith concerning the basis for such termination (or revocation of appointment) and the proposed successor (or acting successor) Chief Executive Officer and, other than in the case of a termination for Cause, as such term is defined in the Supplemental Company Disclosure Letter, obtain the consent of the Purchaser for such termination (or revocation of appointment) and successor, which consent will not be unreasonably withheld or delayed. In the event a successor Chief Executive Officer is appointed, the foregoing provisions of this Section 5.1.1(1) will apply mutatis mutandis.
(2)	The Company has adopted the 2008 Operating Plan and delegated to George Cope in his capacity as Chief Executive Officer the authority to implement the operational elements of 2008 Operating Plan under the supervision and direction of the Board. The Company makes no assurances that the projected cost savings or other results contemplated by the 2008 Operating Plan will be obtained on a timely basis or at all. The Company may change or modify the 2008 Operating Plan from time to time as contemplated by the definition thereof, provided that the Company agrees that it will not make any changes or modifications to the 2008 Operating Plan that would reasonably be expected, individually or in the aggregate, to be material to the Purchaser without first providing the Purchaser a reasonable opportunity for consultation.”
Section 2.7 Confirmation of Assistance with Purchaser Financing
(a)	Section 5.3 of the Definitive Agreement is amended by deleting the use of the term “Commitment Letter” and replacing it with the term “Purchaser Financing Documents” and by deleting in the first sentence the text preceding “(a)” and replacing it with the following text:
(a)	“From the date of the Final Amending Agreement until the Effective Time, the Company shall, and shall cause its Subsidiaries to, and each shall use reasonable best efforts to cause its Representatives to, provide such co-operation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the advance of the debt financing referred to in the Purchaser Financing Documents and/or any alternative financing proposed by the Purchaser pursuant to Section 6.4, (provided that such request is made on reasonable notice and reasonably in advance of the proposed marketing of the financing and/or December 11, 2008, as applicable, and provided such co-operation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or interfere with or hinder or delay the performance by the Company or its Subsidiaries of their other obligations), including (and subject to the foregoing) as so requested:”
(b)	Section 5.3(k) of the Definitive Agreement is deleted in its entirety and replaced with the following text:

“(k) furnishing the Purchaser and its financing sources as promptly as practicable following any request by the Purchaser with updated financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by the Purchaser, including Canadian GAAP interim unaudited financial statements with a reconciliation to US GAAP and related updated pro forma financial statements, consistent with the type and form of such information included in the Preliminary Offering Memorandum (draft dated June 20, 2008), with the timing of the provision of updated interim financial statements being consistent with the Company’s regular quarterly reporting, and at the Purchaser’s request using commercially reasonable efforts to assist the Purchaser in keeping the Preliminary Offering Memorandum (draft dated June 20, 2008) as current as reasonably practicable on an ongoing basis;”
Section 2.8 Conduct of the Company
     Section 5.6 of the Definitive Agreement is deleted in its entirety and replaced with the following text:
     “Section 5.6 Conduct of the Company
     For the period commencing on the date of the Final Amending Agreement and ending on the Effective Time, and except as expressly required by Applicable Law, the Company shall not, and shall not permit its Subsidiaries to enter into any merger, acquisition, joint venture, disposition, lease, contract, or debt or equity financing or other transaction, or agree to do any of the foregoing, that would reasonably be likely to delay, impair or impede in any material respect the satisfaction of any condition set forth in Article 8 hereof or the applicable conditions to the availability of funds on the Effective Date under the terms of the Purchaser Financing Documents in effect and delivered to the Company on the date of the Final Amending Agreement.”
Section 2.9 Cooperation with Solvency Opinion
     Section 5.8 of the Definitive Agreement is amended by deleting the use of the term “Commitment Letter” and replacing it with the term “Purchaser Financing Documents.”
Section 2.10 Conduct of the Purchaser
     Section 6.1 of the Definitive Agreement is deleted in its entirety and replaced with the following text:
     “Section 6.1 Conduct of the Purchaser
     For the period commencing on the date of the Final Amending Agreement and ending on the Effective Time, and except as expressly required by Applicable Law, no Purchaser Party shall enter into any merger, acquisition, joint venture, disposition, lease, contract, or debt or equity financing or other transaction, or agree to do any of the foregoing, that would reasonably be likely to delay, impair or impede in any material respect the satisfaction of any condition set forth in Article 8 hereof or the applicable conditions to the availability of funds on the Effective Date under the terms of the Purchaser Financing Documents.”

Section 2.11 Purchaser Financing
     Section 6.4 of the Definitive Agreement is amended by deleting the use of the term “Commitment Letter” and replacing it with the term “Purchaser Financing Documents.”
Section 2.12 Additional Covenants of the Purchaser Parties
     The following section is added to the Definitive Agreement as Section 6.7:
     “Section 6.7 Enforcement of Rights under the Purchaser Financing Documents.
     If requested by the Company, the Purchaser shall use its reasonable best efforts to enforce its rights under the Purchaser Financing Documents, including, but not limited to, bringing an action for declaratory relief or specific performance.”
Section 2.13 Confirmation of Cooperation Regarding the Arrangement
     The following section is added to the Definitive Agreement as Section 7.1.1:
     “Section 7.1.1 Maintenance of Key Regulatory Approvals
     Without limiting the generality of Section 7.1, the Purchaser Parties and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to maintain the continued effectiveness of the Key Regulatory Approvals, including by: (a) applying as promptly as practicable, and in any event within one Business Day of the date of the Final Amending Agreement, pursuant to Section 119 of the Competition Act to extend the effectiveness of the Competition Act Compliance through to and including December 31, 2008 (the “Section 119 Application”), (b) unless the requested extension pursuant to Section 119 of the Competition Act has been granted prior to such date, preparing and filing by no later than July 11, 2008, a short-form pre-merger notification pursuant to Part IX of the Competition Act, and (c) preparing and filing as soon as reasonably practicable, but in any event by no later than July 18, 2008, an appropriate filing of a Notification and Report Form pursuant to the HSR Act. Without limiting the generality of the foregoing, the Purchaser Parties shall, and shall cause their Subsidiaries and affiliates to, take any and all steps necessary to extend the effectiveness of the Competition Act Compliance pursuant to Section 119 of the Competition Act and to ensure that, if applicable, following the filing of the short-form pre-merger notification pursuant to Part IX of the Competition Act, the applicable waiting period under Part IX of the Competition Act expires or is waived or terminated without there being an order in place issued by the Competition Tribunal established under the Competition Tribunal Act (Canada) which would preclude completion of the transactions contemplated by the Agreement, including in each case and without limitation, agreeing in respect of any of the businesses, properties, assets, rights or interests of the Purchaser Parties and their Subsidiaries and affiliates (including any businesses, properties, assets, rights or interests acquired or to be acquired by the Purchaser contemplated hereby): (a) to any and all divestitures, licensing, hold separate or similar arrangements with respect to assets or conduct of business arrangements; (b) to terminate any and all existing relationships and contractual rights and obligations; (c) to commit to, enter into, register or effect any and all undertakings or consent agreements; and (d) to satisfy, assent to and/or comply with the terms and conditions of any licence or permit transfer or approval, in each such case without any reduction of the Consideration, provided that none of the foregoing shall require the Purchaser Parties to accede to any request to modify the amount of equity invested or the percentage of equity ownership in the Purchaser on the part of any of the Equity Sponsors. The Purchaser Parties shall pay all filing fees, if any, required in connection with any Section 119 Application or the filing of the short-form pre-merger notifications pursuant to Part IX of the Competition Act and all filing fees required in connection with the filing of a Notification and Report Form pursuant to the HSR Act.”
Section 2.14 Conditions Precedent
(a)	Section 8.1(f) of the Definitive Agreement shall be deleted and replaced in its entirety with the following:
“(f)	the Purchaser and the Company shall have received an opinion at the Effective Time from KPMG LLP, or another nationally recognized valuation firm engaged by the Purchaser and agreed to by the Company, acting reasonably, in substantially the form delivered to the Company by the Purchaser on the date of the Final Amending Agreement.”
(b)	Section 8.2(a) of the Definitive Agreement shall be deleted and replaced in its entirety with the following:
“(a)	(i) the Company shall not have declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof), other than a Permitted Dividend, (ii) the covenant of the Company in Section 5.1.1 shall have been duly performed by the Company in all respects and (iii) all of the other covenants of the Company under this Agreement and in the Final Amending Agreement, to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date; and”
(c)	Section 8.2(b) of the Definitive Agreement shall be deleted and replaced in its entirety with the following:
“(b)	the representations and warranties of the Company set forth in this Agreement and in the Final Amending Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided that the representations and warranties of the Company set out in paragraphs (b), (e) and j(ii) and (aa) of Schedule E and Section 2.3(a) of the Final Amending Agreement shall be true and correct in all material respects, other than where such variations result from actions expressly permitted by Section 5.1; and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Time, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date.”
(d)	Section 8.3(b) of the Definitive Agreement shall be deleted and replaced in its entirety with the following:
“(b)	the representations and warranties of the Purchaser set forth in this Agreement and in the Final Amending Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects), and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Time, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Effective Date; and”
Section 2.15 Expenses and Termination Fees
     Subsection 10.6(6) of the Definitive Agreement is amended by increasing the amount of the Break-Up Fee from $1 billion to $1.2 billion.
ARTICLE 3
GENERAL PROVISIONS
Section 3.1 Governing Law
     This Final Amending Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein, and shall be construed and treated in all respects as a Québec contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Québec in respect of all matters arising under and in relation to this Final Amending Agreement.
Section 3.2 Binding Effect
     This Final Amending Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns, provided that this Final Amending Agreement may not be assigned or novated by any Party without the prior written consent of the other.

Section 3.3 Severability
     If any term or other provision of this Final Amending Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Final Amending Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Final Amending Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible
Section 3.4 No Third Party Beneficiaries
     Except as provided in Section 6.2 of the Definitive Agreement, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned therein, and except for the rights of the Affected Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Affected Shareholders), neither the Definitive Agreement nor the Final Amending Agreement is intended to confer any rights or remedies upon any Person other than the Parties to the Definitive Agreement and the Final Amending Agreement. To the fullest extent permitted by Applicable Law, each of the Purchaser and the Company agrees that the stipulations for the benefit of third Persons set out in Section 6.2 of the Definitive Agreement shall not be revoked, and that acceptance by such third Persons of such stipulations shall be deemed to have occurred, without prejudice to their right to accept in any other manner, through the fulfilment of their respective duties and functions with the Company or its Subsidiaries until the end of the Business Day following the execution of the Definitive Agreement, it being an essential condition of the Definitive Agreement that the Persons intended to be beneficiaries of such stipulations shall be entitled to all the rights and remedies available to them thereunder and under Applicable Law.
Section 3.5 Rules of Construction
     The Parties to this Final Amending Agreement waive the application of any Applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.
Section 3.6 No Liability
     No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Final Amending Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Final Amending Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.
Section 3.7 Language
     The Parties expressly acknowledge that they have requested that this Final Amending Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 3.8 Counterparts, Execution
     This Final Amending Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Final Amending Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
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     IN WITNESS WHEREOF the Purchaser and the Company have caused this Final Amending Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BCE INC.
Per:	/s/ Martine Turcotte
Authorized Signing Officer

BCE ACQUISITION INC.
Per:	/s/ Mark J. Masiello
Authorized Signing Officer

Per:	/s/ Dean Metcalf
Authorized Signing Officer